JINZANGHUANG TIBET PHARMACEUTICALS, INC.
Harborside Financial Center, 2500 Plaza V
Jersey City, NJ 07311

September 2, 2011

VIA EDGAR
Tia Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:  Jinzanghuang Tibet Pharmaceuticals, Inc.
       Form 10-K for the Fiscal Year Ended June 30, 2010
       Filed September 28, 2010
       File No. 000-53254

Dear Ms. Jenkins:

I am writing in response to your letters dated June 30, 2011 and August 2, 2011.  We are working towards completion of complete responses.  However, we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than September 9, 2011.

Sincerely,

/s/ Xue Bangyi
Xue Bangyi
Chief Executive Officer